Valcent Products Inc. OTCBB:VCTPF Announces Profile by SmallCap Catalyst Newsletter

EL PASO, TEXAS, May 4, 2006 - Valcent Products Inc. (OTCBB:VCTPF) has carefully assembled a team of world-class inventors, designers, marketers and production specialists who have created and developed many life-enhancing products with mass consumer appeal. Its first product to market will be the Nova Skin Care System, a hand-held skin cleansing device with an original and innovative line of skin cleansers and cosmetics. Intended for initial distribution through shopping channel and infomercial venues, all of Valcent’s outstandingly inventive products are backed by years of development and numerous patents and patents pending.

The Nova Skin Care System displays many features which place it well ahead of the competition. For instance, its removable pad, which can be washed or thrown away, has technically advanced wicking, binding and cleaning properties which release impurities locked within skin pores. The Nova System is sure to have appeal to the $80 billion skin care market in North America as it is far and away the most technologically advanced at home skin care system on the market.

A highly sophisticated group of elements will go into the successful sales presentation and projected high profitability of the Nova System and other Valcent products. One of the leading advertising firms in the United States is developing product branding as well as aiding the Company in its media rollout. Prominent shopping channel and infomercial venues have been selected to offer the Nova System through a carefully timed schedule, after which it will be introduced to upscale department stores, catalogues, professional beauty suppliers and the Internet. In overlapping time frames many variations and extensions of the product line will be offered, ensuring extended sales cycles. The line of cosmetics are an additional profit center, as are the free replacement pads whose shipping and handling charge more than covers the cost of the pads.

The shopping channel and infomercial venues are powerful and increasingly accepted sales venues. In 2004, for instance, one of the shopping channels did over $5.7 billion in sales. The Nova System’s intense appeal to those interested in the pursuit of beauty combined with the ability of these sales venues to directly contact customers are a formula for ongoing success.

Valcent has unusual depth and strength in ongoing product development. The next product in the pipeline is the “Dust Wolf”, which effectively deals with the annoying, universal problem of dust on rough surfaces including Venetian blinds, lampshades etc. Additionally, Valcent has over 50 patents in the area of plant technologies. Long-term product development will be built on proprietary systems which include a way to provide up to 20% faster plant growth, a membrane within which it is possible for grown plants to stay fresh for three to six months in ambient light and with no watering, and a method of turning carbon dioxide into biomass at a greatly accelerated rate!

Marrying radically innovative product development with sophisticated media presentation and powerful marketing venues are Valcent’s long-term claim to fame. We believe this will be a highly successful formula. In addition, Valcent has engaged Sweetwater Capital of Vancouver, B.C. as management consultants and investor relations representatives. Sweetwater’s most recent success is CanWest Petroleum Corporation which was highlighted in this newsletter on June 24, 2005 at $0.43 and is currently trading near $7. It was Sweetwater’s efforts that aided in both building CanWest and presenting it so successfully to the financial world, including the stock market. We understand that Valcent has their highest interest and will be their next major focus.

For further due diligence we recommend you go to www.smallcap.ca and read our Corporate Profile on Valcent, then go to www.valcent.net and have a look at the products about which we are so enthusiastic.

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Contacts:
Valcent Products Inc.
John Kuehne
john@smallcap.ca
Frank Quinby
frank@smallcap.ca
(866) 380-2274 or (250) 380-2274
www.valcent.net